TERMS SUPPLEMENT NO. 111 dated June [•], 2009	Filed pursuant to Rule 433
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

$[•] 12.30% - 16.30% Reverse Convertible Notes linked to JPMorgan Chase & Co., due December 28, 2009

MORGAN STANLEY STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

     Reverse convertible notes (which we refer to as RevConsSM) offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon (per annum) in return for the risk that the RevCons will redeem for a number of shares (or at our option, the cash equivalent thereof) of the Reference Share at maturity if the closing price of the Reference Share trades at or below the Knock-In Level on any Trading Day from and including the Trading Day immediately after the Trade Date to and including the Determination Date and the closing price of the Reference Share on the Determination Date is below the initial price. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside. Alternatively, if the Reference Share never trades at or below the knock-in level, the RevCons will return the stated face amount ($1,000.00 per RevCon) at maturity. The coupon is paid regardless of the performance of the Reference Share. RevCons are not principal protected. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

     “RevConsSM” is a service mark of Morgan Stanley.

Offering Information

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Agent:	Morgan Stanley & Co. Incorporated (MS&Co.)
1585 Broadway
New York, NY 10036

Agent acting in the capacity as:	Principal

Offering:	This terms supplement relates to an offering of RevCons which is linked to one, and only one, Reference Share.

Aggregate face amount:	$

Face amount per RevCon:	$1,000.00

Trade Date†:	June 23, 2009

Original Issue Date†:	June 26, 2009

Determination Date††:	December 22, 2009

Maturity Date††:	December 28, 2009

Reference Share:	JPMorgan Chase & Co. (JPM)

CUSIP:	282645QD5

ISIN:	US282645QD51

†	Expected. In the event that we make any change to the expected Trade Date and the Original Issue Date, the Determination Date and Maturity Date will be changed so that the stated term of the RevCons remains the same.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Investing in the RevCons involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

     YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. 1 AND PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product Supplement No. 1 dated April 12, 2007	Prospectus Supplement and Prospectus dated February 5, 2007

     You may revoke your offer to purchase the RevCons at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the RevCons prior to their issuance. In the event of any changes to the terms of any of the RevCons, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the RevCons or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The RevCons are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public		Fees and Commissions			Proceeds to Us
Per RevCon:		$1,000.00		$15.00	*		$985.00
Total:	$		$		*	$

*	See “Supplemental plan of distribution” below. The actual price to the public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995.00 per RevCon. Please see “Agent’s Commissions Information” on page TS-7 for further details.

MORGAN STANLEY

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-800-584-6837.

Investment Overview

     RevCons pay a periodic, above-market, fixed rate coupon (per annum). At maturity, the RevCons will pay either (i) an amount of cash equal to the stated face amount of the RevCons ($1,000.00), or (ii) if the closing price of the Reference Share on the Determination Date is less than the Initial Reference Level and the closing price of the Reference Share has decreased to or below the Knock-In Level on any Trading Day over the term of the RevCons, a number of Reference Shares (or at our option, the cash equivalent thereof) worth less than the stated face amount of the RevCons. The value of any Reference Shares delivered at maturity, and accordingly its cash value, will be less than the stated face amount of the RevCons, and may be zero. RevCons are not principal protected and offer no potential for appreciation. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

Reference Share Overview

JPMorgan Chase & Co.

     JPMorgan Chase & Co. is a financial holding company. JPMorgan Chase’s principal bank subsidiaries are JPMorgan Chase Bank, N.A., and Chase Bank USA, N.A., a national bank that is the JPMorgan Chase’s credit card issuing bank. JPMorgan Chase’s principal non-banking subsidiary is J.P. Morgan Securities Inc., its United States investment banking firm. Information provided to or filed with the SEC by JPMorgan Chase & Co. pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act) can be located on the SEC’s website by reference to SEC file number 001-0585.

     Information as of market close on June 5, 2009.

Ticker:	JPM	52 Weeks ago:	$42.10

Current Stock Price:	$34.55	52 Week High (on 05/20/2008):	$49.85

Current Dividend Yield:	0.58%	52 Week Low (on 11/20/2008):	$15.90

Key Investment Rationale

     The RevCons offer an income oriented strategy linked to the Reference Share.

  A coupon per annum which is higher than the current dividend yield on the Reference Share.

  No potential to participate in any appreciation in the Reference Share.

  RevCons are not principal protected.

Key Benefits

     The RevCons pay an above market coupon in exchange for downside exposure to the Reference Share, with only contingent protection against declines in the Reference Share. If the closing price of the Reference Share declines to, or below, the Knock-In Level on any Trading Day from, and including, the Trading Day immediately following the Trade Date to, and including, the Determination Date, you will then be subject to full downside exposure to the Reference Share.

Enhanced Yield	A monthly coupon, the rate per annum of which is higher than the current dividend yield on the Reference Share. The coupon will be paid regardless of the performance of the Reference Share.

Best Case Scenario
  If the closing price of the Reference Share never declines to or below the Knock-In Level on any Trading Day, the RevCons will redeem, at maturity, for the stated face amount, resulting in a total return equal to the coupon. You will not participate in any appreciation in the Reference Share, even if the Reference Share is above the Initial Reference Level on the Determination Date.

Worst Case Scenario
  If the closing price of the Reference Share declines to or below the Knock-In Level on any Trading Day during the term of the RevCons and, on the Determination Date, is at a level below its Initial Reference Level, the RevCons will redeem for an amount of Reference Shares worth less than the stated face amount and which may be zero. In this scenario, the RevCons will have outperformed the Reference Share by the coupon.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).

  No guaranteed return of principal.

  The RevCons are subject to the credit risk of Eksportfinans, and its credit ratings and credit spreads may adversely affect the market value of the RevCons.

  The RevCons will not provide investors with any appreciation in the Reference Share.

  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

  If the RevCons are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the RevCons.

  The issuer of the Reference Share is not involved in the offering for the RevCons in any way. Neither the issuer nor the agent has made any due diligence inquiry in connection with the offerings.

  The antidilution adjustments the calculation agent is required to make may not match actual developments with regard to the Reference Share.

  The U.S. federal income tax consequences of an investment in the RevCons are uncertain.

Key Terms of the RevCons

Reference Share:	The Reference Share for the RevCon offering will be the common stock of JPMorgan Chase & Co. (the Reference Issuer) as set forth below.

CUSIP No.	Relevant Exchange	Ticker Symbol
46625H100	New York Stock Exchange	JPM

Interest Rate:	12.30% - 16.30% per annum, payable monthly in arrears on each Interest Payment Date beginning July 28, 2009.

Interest Payment Date:

The interest payment dates for the RevCon offering are July 28, 2009, August 28, 2009, September 28, 2009, October 28, 2009, November 28, 2009 and the Maturity Date, unless any such date is not a Business Day, in which case the date for that Interest Payment Date will be the first following day that is a Business Day and no additional amount will be payable for the interest period relating to that Interest Payment Date as a result of the postponed Interest Payment Date.

Redemption Amount:

The Redemption Amount payable for the RevCon offering on the Maturity Date in respect of each $1,000.00 face amount will be:

  if the closing price per share of the Reference Share quoted by the Relevant Exchange has not been at or below the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount (or, at our option, the cash value thereof), if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$ , the closing price of the Reference Share quoted by the Relevant Exchange on the Trade Date.

Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange on the Determination Date.

Knock-In Level:	70.00% of the Initial Reference Level.

Share Redemption Amount:

The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per RevCon that you hold, in the amount set forth for the RevCon offering above (or, at our option, the cash value thereof). This amount is equal to the $1,000.00 face amount of the RevCon divided by the Initial Reference Level, as determined on the Trade Date. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level. The Share Redemption Amount is subject to adjustment as described under “Adjustment Events” below.

CUSIP No.:	282645QD5

ISIN:	US282645QD51

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attn: Structured Investments
Telephone No.: +1 212 761 4000

Additional terms specific to the RevCons

     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these RevCons are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the RevCons and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the RevCons involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the RevCons.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Agent’s Commissions Information

     The RevCons will be issued at $1,000.00 per RevCon and the Agent’s Commissions will be $15.00 per RevCon; provided that the price to the public and the Agent’s Commissions for the purchase by any single investor of greater than or equal to $1,000,000.00 and less than $3,000,000.00 face amount of RevCons will be $997.50 per RevCon and $12.50 per RevCon, respectively; for the purchase by any single investor of greater than or equal to $3,000,000.00 and less than $5,000,000.00 face amount of RevCons will be $996.25 per RevCon and $11.25 per RevCon, respectively; and for the purchase by any single investor of $5,000,000.00 or more face amount of RevCons will be $995.00 per RevCon and $10.00 per RevCon, respectively.

Issue Price	Selling Concession	Principal Amount of RevCons for a Single Investor
$1,000.00	$15.00	< $1,000,000.00
$ 997.50	$12.50	> $1,000,000.00 and < $3,000,000.00
$ 996.25	$11.25	> $3,000,000.00 and < $5,000,000.00
$ 995.00	$10.00	> $5,000,000.00

     Selling Concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the RevCons distributed by such dealers.

Hypothetical examples of amounts payable at maturity

     The following tables set out the hypothetical total return to the Maturity Date of a hypothetical RevCon, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Share on the Determination Date or at any time during the life of the RevCons. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the RevCons assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your RevCons prior to the Maturity Date, your return will depend upon the market value of your RevCons at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the RevCons, tax liabilities could affect the after-tax rate of return on your RevCons to a comparatively greater extent than the after-tax return on the Reference Share.

     The market price of the Reference Share has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Share over the life of the RevCons, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Share set forth elsewhere in this terms supplement. For information about the price of the Reference Share during recent periods, see “The Reference Share” below.

     If the closing price of the Reference Share quoted by the Relevant Exchange never trades at or below the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be an amount of cash equal to the $1,000.00 face amount.

     By contrast, if the closing price of the Reference Share quoted by the Relevant Exchange trades at or below the Knock-In Level on any Trading Day from and including the Trading Day immediately following the Trade Date to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in Reference Shares equal to the Share Redemption Amount (or, at our option, the cash value thereof) (with fractional shares paid in cash).

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Reference Levels on the Determination Date, assuming a six month term, a hypothetical interest rate of 14.3%, a hypothetical Initial Reference Level of $100 and a hypothetical Knock-In Level of $70.00. In these examples, the Knock-In Level Trigger never occurs during the life of the RevCons. In each example below, the Redemption Amount is paid in cash.

Assumed Closing Price of Reference Shares on Determination Date	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
$80.00	$1,000.00	$71.50	$1,071.50	7.15%
$85.00	$1,000.00	$71.50	$1,071.50	7.15%
$90.00	$1,000.00	$71.50	$1,071.50	7.15%
$95.00	$1,000.00	$71.50	$1,071.50	7.15%
$100.00	$1,000.00	$71.50	$1,071.50	7.15%
Greater than $100.00	$1,000.00	$71.50	$1,071.50	7.15%

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Reference Levels on the Determination Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred at some point during the life of the RevCons.

Assumed Closing Price of Reference Shares on Determination Date	Value of Payment at Maturity		6 Monthly Interest Payments	6 Month Total Return
				$	%
Greater than: $100.00	$1,000.00		$71.50	$1,071.50	7.15%
$80.00	$ 800.00	*	$71.50	$ 871.50	-12.85%
$75.00	$ 600.00	*	$71.50	$ 671.50	-32.85%
$40.00	$ 400.00	*	$71.50	$ 471.50	-52.85%
$20.00	$ 200.00	*	$71.50	$ 271.50	-72.85%
$10.00	$ 100.00	*	$71.50	$ 171.50	-82.85%
$5.00	$ 50.00	*	$71.50	$ 121.50	-87.85%
$0.00	$ 0.00	*	$71.50	$ 71.50	-92.85%

*	Payable in Reference Shares at the option of the Issuer.

The Reference Share

General

     Unless otherwise stated, all information contained herein on the Reference Share and on the Reference Issuer is derived from publicly available sources and is provided for informational purposes only.

     The Reference Share is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

     According to its publicly available documents, JPMorgan Chase & Co. is a financial holding company. JPMorgan Chase’s principal bank subsidiaries are JPMorgan Chase Bank, National Association (JPMorgan Chase Bank, N.A.), a national banking association with branches in 23 states, and Chase Bank USA, National Association (Chase Bank USA, N.A.), a national bank that is the JPMorgan Chase’s credit card issuing bank. JPMorgan Chase’s principal non-banking subsidiary is J.P. Morgan Securities Inc., its United States investment banking firm. The bank and non-bank subsidiaries of JPMorgan Chase operate nationally, as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks. Information provided to or filed with the SEC by JPMorgan Chase & Co. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-0585. In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

     This terms supplement relates only to the RevCons offered hereby and does not relate to the Reference Share. We have derived all disclosures contained in this terms supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the RevCons. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Share (and therefore the applicable Initial Reference Level, Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the RevCons and therefore the market value of the RevCons. Neither we nor any of our affiliates have any obligation to disclose any information about Reference Issuer after the date of this terms supplement.

     Neither we nor MS&Co. or any of its affiliates make any representation to you as to the performance of the Reference Share.

     MS&Co. and/or its affiliates may presently or from time to time engage in business with the Reference Issuer. In the course of such business, MS&Co. and/or its affiliates may acquire non-public information with respect to the Reference Issuer, and neither MS&Co. nor any of its affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the RevCons under the securities laws. As a prospective purchaser of the RevCons, you should undertake an independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Share.

Historical Performance

     The Reference Share is traded on the New York Stock Exchange. The following tables set forth the published intra-day high, low and final closing price of the Reference Share for each quarter in the period from December 31, 2004 through June 5, 2009. We obtained the information in the table below from Bloomberg Financial Services without independent verification.

     Any historical upward or downward trend in the price of the Reference Share during any period shown below is not an indication that the price of the Reference Share is more or less likely to increase or decrease at any time during the term of the applicable RevCons. You should not take the historical performance levels as an indication of future performance of the Reference Share. We cannot assure you that the future performance of the Reference Share will result in your receiving the face amount of your RevCons on the Maturity Date. The actual performance of the Reference Share over the life of the RevCons may bear little relation to the historical levels shown below.

Period	High	Low	Period End

2004

First Quarter	43.0100	36.5500	41.9500

Second Quarter	42.2600	35.1900	38.7700

Third Quarter	40.1000	35.8700	39.7300

Fourth Quarter	40.3400	37.0200	39.0100

2005

First Quarter	39.1500	34.5800	34.6000

Second Quarter	36.2600	33.7700	35.3200

Third Quarter	35.8600	33.5800	33.9300

Fourth Quarter	40.2000	33.2700	39.6900

2006

First Quarter	42.1100	38.0500	41.6400

Second Quarter	46.6500	39.9500	42.0000

Third Quarter	47.2200	40.7100	46.9600

Fourth Quarter	48.9500	46.0100	48.3000

2007

First Quarter	51.6500	46.7000	48.3800

Second Quarter	53.2000	48.2400	48.4500

Third Quarter	50.0500	43.0000	45.8200

Fourth Quarter	47.5800	40.4600	43.6500

2008

First Quarter	48.2500	36.4800	42.9500

Second Quarter	49.2500	34.3100	34.3100

Third Quarter	48.2400	31.0200	46.7000

Fourth Quarter	49.8500	22.7200	31.5300

2009

First Quarter	31.3500	15.9000	26.5800

Second Quarter (through June 5, 2009)	38.9400	27.2500

Closing Prices
January 2, 2004 to June 5, 2009

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on the RevCons that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth in the table below.

Deposit	Put Premium
%	%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

     The RevCons will be purchased by Morgan Stanley & Co. Incorporated (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the RevCons.

     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.